SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 2)*

Nivalis Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

65481J109

(CUSIP Number)

David Clark

Deerfield Mgmt, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Mark Wood

Jonathan D. Weiner

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 65481J109	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,732,414 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,732,414 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,732,414 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.84%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 1,124,740 shares held by Deerfield Special Situations Fund, L.P. , 402,064 shares held by Deerfield Private Design, L.P., 647,152 shares held by Deerfield Private Design International, L.P., 726,242 shares held by Deerfield Private Design Fund II, L.P., and 832,216 shares held by Deerfield Private Design International II, L.P.

SCHEDULE 13D

CUSIP No. 65481J109	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,124,740
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,124,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,124,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%
14	TYPE OF REPORTING PERSON PN

 SCHEDULE 13D

CUSIP No. 65481J109	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 647,152
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 647,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 647,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.13%
14	TYPE OF REPORTING PERSON PN

 SCHEDULE 13D

CUSIP No. 65481J109	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 726,242
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 726,242
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.64%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 65481J109	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 832,216
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 832,216
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.32%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 65481J109	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,741,639 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,741,639 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,741,639 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.89%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 1,124,740 shares held by Deerfield Special Situations Fund, L.P., 402,064 shares held by Deerfield Private Design, L.P., 647,152 shares held by Deerfield Private Design International, L.P., 726,242 shares held by Deerfield Private Design Fund II, L.P., 832,216 shares held by Deerfield Private Design International II, L.P. and 9,225 shares of Common Stock underlying an option held by Howard P. Furst, a partner in Deerfield Management Company, L.P. and a director of the Issuer. Does not include 3,075 shares underlying such option, representing the portion thereof that is not vested and will not vest within 60 days from the date of this report.

SCHEDULE 13D

CUSIP No. 65481J109	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 402,064
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 402,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.57%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 65481J109	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,741,639 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,741,639 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,741,639 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.89%
14	TYPE OF REPORTING PERSON IN

(3) Comprised of 1,124,740 shares held by Deerfield Special Situations Fund, L.P., 402,064 shares held by Deerfield Private Design, L.P., 647,152 shares held by Deerfield Private Design International, L.P., 726,242 shares held by Deerfield Private Design Fund II, L.P., 832,216 shares held by Deerfield Private Design International II, L.P. and 9,225 shares of Common Stock underlying an option held by Howard P. Furst, a partner in Deerfield Management Company, L.P. and a director of the Issuer. Does not include 3,075 shares underlying such option, representing the portion thereof that is not vested and will not vest within 60 days from the date of this report.

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed on June 26, 2015 by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) Deerfield Private Design Fund, L.P. (“Deerfield Private Design”), (v) Deerfield Private Design International, L.P. (“Deerfield Private Design International”), (vi) Deerfield Private Design Fund II, L.P. (“Deerfield Private Design II”), (vii) Deerfield Private Design International II, L.P. (“Deerfield Private Design International II”) and (viii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Special Situations Fund, Deerfield Management, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II, the “Reporting Persons”), with respect to the securities of Nivalis Therapeutics, Inc. (the “Issuer”), as amended by Amendment No. 1 thereto, filed on September 20, 2016 (as amended, the “Schedule 13D”). Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II are collectively referred to herein as the “Funds.” The principal purpose of this Amendment is to report the Funds’ entry into a support agreement with the Issuer, as described below.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Scheduled 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On April 18, 2017, the Issuer announced that it entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of April 18, 2017, with Nautilus Merger Sub, Inc. (“Merger Sub”) and Alpine Immune Sciences, Inc. (“Alpine”), which provides, among other things, for the merger of Merger Sub with and into Alpine (the “Merger”). As a condition to Alpine’s willingness to enter into the Merger Agreement, on April 17, 2017, each of the Funds entered into a Support Agreement with Alpine and certain other stockholders of the Issuer signatory thereto. The Support Agreement provides that each Fund will vote all of the shares of Common Stock held by such Fund together with any shares of Common Stock acquired by such Fund after the date of the Support Agreement (the “Subject Shares”) (or cause the record holder of the Subject Shares to vote) in favor of the approval of the Merger Agreement, the transactions contemplated thereby (including the Merger), certain amendments to the Issuer’s certificate of incorporation, any proposal to adjourn or postpone a meeting with respect to the Merger to a later date, and any other proposal included in a proxy statement in connection with, or related to, the Merger for which the Issuer’s board of directors has recommended that the Issuer’s stockholder vote in favor. The Support Agreement also provides that each Fund will vote (or cause to be voted) all Subject Shares against any competing acquisition proposal.

The Support Agreement prohibits the Funds from transferring any Subject Shares or taking any action that would have the effect of preventing the Funds from performing their obligations under the Support Agreement, in each case, subject to customary exceptions set forth in the Support Agreement. Pursuant to the Support Agreement, each Fund irrevocably appointed the Company, and any individual designated by the Company, as its proxy and attorney-in-fact to vote the Subject Shares in accordance with the Support Agreement.

The foregoing summary of the Support Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is incorporated by reference as Exhibit 99.3 hereto.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a)

(1)       Deerfield Mgmt

Number of shares:	3,732,414 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II)

Percentage of shares:	23.84%

(2)        Deerfield Management

Number of shares:	3,741,639 (comprised of shares held by Deerfield Special Situations International, Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II and shares underlying the September 2016 Option, to the extent such option is vested or vests within 60 days from the date hereof)

Percentage of shares:	23.89%

(3)        Deerfield Special Situations Fund

Number of shares: 1,124,740

Percentage of shares: 7.18%

(4)       Deerfield Private Design

Number of shares: 402,064

Percentage of shares: 2.57%

(5)       Deerfield Private Design International

Number of Shares: 647,152

Percentage of Shares: 4.13%

(6)       Deerfield Private Design II

Number of Shares: 726,242

Percentage of Shares: 4.64%

(7)       Deerfield Private Design International II

Number of Shares: 832,216

Percentage of Shares: 5.32%

(8)       Flynn

Number of shares:	3,741,639 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II and shares underlying the September 2016 Option, to the extent such option is vested or vests within 60 days from the date hereof)

Percentage of shares:	23.89%

(b)

(1)        Deerfield Mgmt

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 3,732,414

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 3,732,414

(2)       Deerfield Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 3,741,639

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 3,741,639

(3)       Deerfield Special Situations Fund

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,124,740

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,124,740

(4)       Deerfield Private Design

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 402,064

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 402,064

(5)       Deerfield Private Design International

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 647,152

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 647,152

(6)       Deerfield Private Design II

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 726,242

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 726,242

(7)       Deerfield Private Design International II

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 832,216

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 832,216

(8)       Flynn

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 3,741,639

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 3,741,639

Flynn is the sole member of the general partner of each of Deerfield Mgmt and Deerfield Management. Deerfield Mgmt is the general partner, and Deerfield Management is the investment advisor, of Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II. Pursuant to an arrangement between Deerfield Management and Furst, for so long as Furst is employed by Deerfield Management, any compensation that Furst receives from the Issuer is for the economic benefit of Deerfield Management and must be transferred to Deerfield Management, for no consideration, subject to applicable restrictions on transfer. See Item 6 for additional information regarding such arrangement.

(c) On September 12, 2016, the Issuer granted to Furst, a partner in Deerfield Management and a director of the Issuer, the September 2016 Option. The September 2016 Option vests in 12 equal installments, commencing on October 12, 2016, and is exercisable for $7.77 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

The information set forth in Item 4 with respect to the Support Agreement is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit 99.3	Form of Support Agreement, dated as of April 17, 2017, between the Issuer and the Funds (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by the Issuer on April 18, 2017)

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2017

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND II, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler

Jonathan Isler, Attorney-in-Fact